SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*
Vector Group Ltd.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
Bennett S. LeBow
c/o Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 12, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8	Page	2	of	4

1	NAMES OF REPORTING PERSONS Bennett S. LeBow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		8,735,772 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		126,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,735,772 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

126,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,862,642 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	92240M-10-8	Page	3	of	4
PRELIMINARY STATEMENT:
     This Amendment No. 18 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.
     Item 5 is hereby amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
(a)	As of April 8, 2011, the Reporting Person was the direct or indirect beneficial owner of, in the aggregate, 8,862,642 shares of Common Stock, which constituted approximately 11.8% of the 74,997,348 shares of Common Stock outstanding on April 4, 2011.

(b)	The Reporting Person (a) exercises sole voting power and sole dispositive power over 10,500 shares of Common Stock owned directly by the Reporting Person; and (b) indirectly exercises sole voting power and sole dispositive power over (i) 5,376,867 shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, and (ii) 3,348,405 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. Bennett S. LeBow Revocable Trust is the sole stockholder of LeBow Holdings, Inc., a Nevada corporation, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Epsilon 2001 LLC, a Delaware limited liability company, is the general partner of LeBow Epsilon 2001 Limited Partnership. LeBow Alpha LLLP, a Delaware limited liability limited partnership, is the controlling member of LeBow Epsilon 2001 LLC and LeBow Holdings, Inc. is the general partner of LeBow Alpha LLLP. The Reporting Person is the sole trustee of Bennett S. LeBow Revocable Trust, a director and officer of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and a manager of LeBow Epsilon 2001 LLC. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation (the “Foundation”), of which the Reporting Person and his family members serve as directors and executive officers, owns 126,870 shares of Common Stock. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the shares of Common Stock owned by the Foundation.

(c)	On April 12, 2011, LeBow Epsilon 2001 Limited Partnership transferred 571,755 shares of Common Stock to LeBow Family Irrevocable Trust, a trust whose beneficiaries are the children and grandchildren of the Reporting Person. The Reporting Person does not possess voting or dispositive power with respect to the shares of Common Stock held by LeBow Epsilon Irrevocable Trust.

CUSIP No.	92240M-10-8	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 13, 2011

/s/ Bennett S. LeBow
Bennett S. LeBow